

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Khairul Azmi Bin Ismaon
Chief Executive Officer
EVe Mobility Acquisition Corp
4001 Kennett Pike
Suite 302
Wilmington, DE 19807

> **Re: EVe Mobility Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 25, 2024**
> **File No. 001-41167**

Dear Khairul Azmi Bin Ismaon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew M. Tucker, Esq.